Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                                  May 21, 2021


Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



         Re:                    FT 9372
            SkyBridge Digital Innovation Portfolio Series
                             (the "Trust")
                    CIK No. 1850082 File No. 333-255095
--------------------------------------------------------------------------------


Dear Mr. Cowan:

      We received your additional comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
_________

      1. PLEASE ADD DISCLOSURE TO THE "PORTFOLIO" SECTION OF THE TRUST STATING THAT THE TRUST WILL NOT INVEST IN GRAYSCALE OR SIMILAR CRYPTOCURRENCY TRUSTS OR ENTITIES.

      Response: The prospectus will be revised in accordance with the Staff's comment.

      2. THE DISCLOSURE UNDER THE SECTION ENTITLED "PORTFOLIO SELECTION PROCESS"
STATES: "THE TRUST WILL INVEST IN COMMON STOCKS OF COMPANIES THAT ARE INVOLVED IN DIGITAL INNOVATION." PLEASE REVISE THIS DISCLOSURE TO STATE: "THE TRUST WILL INVEST IN COMMON STOCKS OF DIGITAL INNOVATION COMPANIES."

      Response: The prospectus will be revised in accordance with the Staff's comment.

      3. THE DISCLOSURE UNDER THE SECTION ENTITLED "PORTFOLIO SELECTION PROCESS"
STATES: "CERTAIN OF THE COMPANIES IN WHICH THE TRUST INVESTS ARE CLOSELY CORRELATED WITH DIGITAL ASSETS (INCLUDING BITCOIN) AND BLOCKCHAIN. PLEASE CLARIFY WHAT IS MEANT BY "CLOSELY CORRELATED." FURTHER, HOW DOES THIS DISCLOSURE SATISFY THE 50% REVENUE/ASSETS TEST?

      Response: The above-referenced disclosure is only meant to highlight to investors that certain companies included in the Trust's portfolio have significant exposure to digital assets. Further, the definition of "digital assets" includes cryptocurrencies and assets that are issued and/or transferred using technological innovations, including blockchain technology. The Trust notes that the 50% revenue/asset test states that digital innovation companies can include companies that derive at least 50% of their revenues from, or dedicate 50% of their assets to, investing in digital assets, facilitating the processing of electronic transactions for digital assets, digital asset miners, digital asset software developers, digital asset custody and security, digital asset trading, and digital asset exchanges.

      In accordance with the Staff's comment, the above-referenced disclosure will be revised as follows:

          "Certain of the companies in which the Trust invests have significant exposure to digital assets (including Bitcoin) and employ the use of blockchain in their operations."

      4. THE DISCLOSURE UNDER THE SECTION ENTITLED "PORTFOLIO SELECTION PROCESS"
STATES: "THE FINAL LIST OF STOCKS IS PROVIDED BY SKYBRIDGE TO THE SPONSOR."

      (a) PLEASE REVISE THE DISCLOSURE TO EXPLAIN THAT SKYBRIDGE COMPILES THE LIST OF DIGITAL INNOVATION COMPANIES.

      (b) PLEASE EXPLAIN TO THE STAFF WHETHER IT IS THE TRUST OR THE SPONSOR WHO PAYS THE CONSULTANT'S FEE AND LICENSE FEE, AND WHETHER THIS IS REFLECTED IN THE TRUST'S FEES AND EXPENSES.

      (c) PLEASE DISCLOSE THAT SKYBRIDGE IS BEING COMPENSATED AND THE COMPENSATION AGREEMENT.

      Response: Please see below for the Trust's responses.

      (a) The above-referenced disclosure will be revised as follows:

          "SkyBridge compiles the list of Digital Innovation companies and provides the final list to the Sponsor."

      (b) The Trust notes that the estimated organization costs include the one-time licensing fee and one-time consultant fee. The estimated organization costs are deducted from the assets of the Trust at the end of the initial offering period. This is described in the prospectus in footnote (d) to the Fee Table.

      (c) In accordance with the Staff's comment, the following disclosure will be added to the "Portfolio" section of the Trust's prospectus:

          "SkyBridge is compensated by the Trust through a one-time licensing fee and a one-time portfolio consultant fee."

      5. THE DISCLOSURE UNDER THE SECTION ENTITLED "PORTFOLIO SELECTION PROCESS"
STATES: "THE ECONOMIC FORTUNES OF COMPANIES INCLUDED IN THE TRUST'S PORTFOLIO MAY NOT CURRENTLY BE SIGNIFICANTLY TIED TO DIGITAL INNOVATION ACTIVITIES." PLEASE MOVE THIS DISCLOSURE TO THE RISK DISCLOSURE AND REVISE TO SAY " ... SIGNIFICANTLY TIED TO ACTIVITIES WITH RESPECT TO DIGITAL ASSETS."

      Response: The above referenced risk disclosure will be moved and revised in accordance with the Staff's comment.

Risk Factors
____________

      6. THE DISCLOSURE UNDER THE SECOND PARAGRAPH OF THE "DIGITAL INNOVATION RISK" STATES: "THE TRUST INVESTS SIGNIFICANTLY IN DIGITAL INNOVATION COMPANIES ASSOCIATED WITH DIGITAL ASSETS." PLEASE CLARIFY WHAT IS MEANT BY "ASSOCIATED."

      Response: In accordance with the Staff's comment, the above referenced disclosure will be revised as follows:

          "The Trust invests significantly in digital innovation companies that invest in digital assets or have exposure to digital assets through their business activities."

      7. THE STAFF NOTES THE REFERENCES TO "DIGITAL ASSET COMPANIES" THROUGHOUT THE "DIGITAL INNOVATION RISK." PLEASE REVISE THESE REFERENCES TO INSTEAD SAY "DIGITAL INNOVATION COMPANIES."

      Response: The Trust notes that paragraphs two, three, four and five of the "Digital Innovation Risk" discuss the risks applicable to digital asset companies, which are a subset of digital innovation companies per the 80% test. Therefore, the Trust believes the disclosure as currently presented is appropriate for investor comprehension.

      8. PLEASE REVISE THE DISCLOSURE OF THE "DIGITAL INNOVATION RISK" AS
FOLLOWS: "DIGITAL ASSETS ARE ALSO AT RISK OF POSSIBLE MANIPULATION AND VULNERABILITIES SURROUNDING THE USE OF THIRD-PARTY PRODUCTS, WHICH MAY BE SUBJECT TO TECHNICAL DEFECTS BEYOND A COMPANY'S CONTROL" (EMPHASIS ADDED).

      Response: The prospectus will be revised in accordance with the Staff's comment.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                 Very truly yours,

                                                Chapman and Cutler LLP


                                                By  /s/ Daniel J. Fallon
                                                    _____________________
                                                        Daniel J. Fallon